SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                               SCHEDULE 13D/A
                               (Rule 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
    RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (Amendment No. 1)


                     First Mid-Illinois Bancshares, Inc.
    ---------------------------------------------------------------------
                              (Name of Issuer)


                   Common Stock, par value $4.00 per share
    ---------------------------------------------------------------------
                       (Title of Class of Securities)


                                 320866 106
    ---------------------------------------------------------------------
                               (CUSIP Number)


                               Mary Lee Sparks
                          2438 Campbell Road, N.W.
                        Albuquerque, New Mexico 87104
                               (505) 344-0494
    ---------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)


                             September 21, 2000
    ---------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)


        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

        NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                       (Continued on following pages)

                              Page 1 of 5 Pages





   CUSIP No. 320866 106                  13D                  Page 2 of 5 Pages


         1      NAMES OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                Mary Lee Sparks

         2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [ ]
                                                                         (b) [x]
         3      SEC USE ONLY

         4      SOURCE OF FUNDS

                PF

         5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) or 2(e)                               [ ]

         6      CITIZENSHIP OR PLACE OF ORGANIZATION

                United States of America

           NUMBER OF          7     SOLE VOTING POWER

            SHARES                  24,300 Shares

         BENEFICIALLY         8     SHARED VOTING POWER

           OWNED BY                 43,740 Shares

             EACH             9     SOLE DISPOSITIVE POWER

          REPORTING                 24,300 Shares

            PERSON           10     SHARED DISPOSITIVE POWER

             WITH                   43,740 Shares

     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            68,040 Shares

     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                                   [ ]

     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            3.0%

     14     TYPE OF REPORTING PERSON

            IN





   ITEM 1.   SECURITY AND ISSUER.

        This statement relates to the common stock, par value $4.00 per share (the "Common Stock"), of First Mid-Illinois Bancshares, Inc, a Delaware corporation (the "Company"), whose principal executive offices are located at 1515 Charleston Avenue, Mattoon, Illinois 61938.

   ITEM 2.   IDENTITY AND BACKGROUND.

        This statement is being filed by Mary Lee Sparks, individually and as trustee of the trust described in Item 5 below. Ms. Sparks is a citizen of the United States of America. Her principal occupation is managing her investments. Her address is 2438 Campbell Road, N.W., Albuquerque, New Mexico 87104.

        During the last five years, Ms. Sparks (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order finding any violation with respect to federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.

   ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        Since Ms. Sparks's originally filed statement on Schedule 13D on December 27, 1993, shares of Common Stock for which Ms. Sparks is reporting beneficial ownership herein have been acquired in the following manner: (i) 4,184 shares have been acquired pursuant to dividend reinvestment under the Company's Dividend Reinvestment Plan;
   (ii) 2,510 shares have been acquired by a trust for the benefit of Ms. Sparks's nephew (see Item 5 below); and (iii) 43,740 shares were acquired by SKL Investment Group, LLC (see Item 5 below). In addition to these acquisitions, shares have been distributed from the trust for Ms. Sparks's nephew (which shares are no longer reported herein), and Ms. Sparks is no longer reporting shares held by the Mary L. Sparks Trust because she no longer holds voting or investment power over such shares. No borrowed funds were used for any of the above-listed acquisitions.

   ITEM 4.   PURPOSE OF TRANSACTION.

        Purchases of shares of Common Stock by Ms. Sparks have been for investment purposes. Ms. Sparks may purchase additional shares from time to time depending upon price, market conditions, availability of funds, evaluation of other investment opportunities, and other factors. Although Ms. Sparks has no present intention to sell any shares, she could determine from time to time, based upon the same factors listed above for purchases, to sell some or all of the shares held by her.


                              Page 3 of 5 Pages





        Except as set forth above, Ms. Sparks does not have any plan or proposal which relates to any of the following matters:

        (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

        (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

        (c) A sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries;

        (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

        (e) Any material change in the present capitalization or dividend policy of the issuer;

        (f) Any other material change in the issuer's business or corporate structure;

        (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

        (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

        (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

        (j) Any action similar to any of those enumerated above.

   ITEM 5.   INTEREST IN SECURITIES OF ISSUER.

        (a) & (b) Ms. Sparks holds sole voting and investment power over the following shares of Common Stock: (i) 1,236 shares held individually and (ii) 23,064 shares held in a trust for the benefit of her nephew, under which Ms. Sparks serves as trustee (Ms. Sparks disclaims beneficial ownership of these 23,064 shares). Ms. Sparks's beneficial ownership reported herein includes 43,740 shares held by SKL Investment Group, LLC over which shares Ms. Sparks has shared voting and investment power. Ms. Sparks's total beneficial ownership amounts to 68,040 shares of Common Stock, or 3.0% of the outstanding shares.



                              Page 4 of 5 Pages





        (c) During the past 60 days, Ms. Sparks has effected no transactions in the Common Stock other than (i) a purchase of 9,865 shares at $28.25 per share on August 22, 200 by SKL Investment Group, LLC and (ii) a purchase of 33,875 shares at $28.125 per share on August 30, 2000 by SKL Investment Group, LLC.

        (d) Other than the entities described in sub-items (a) & (b) above, to the knowledge of Ms. Sparks, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock beneficially owned by Ms. Sparks.

        (e) As of the date of this filing, Ms. Sparks is no longer the beneficial owner of more than 5% of the Common Stock.

   ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Ms. Sparks and any person with respect to any securities of the issuer.

   ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.

        None.

                                 SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

   Dated:    September 21, 2000

                                           /s/ Mary Lee Sparks
                                           ------------------------------
                                           Mary Lee Sparks
















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